Exhibit 99.1
19 January 2022

National Grid plc ('National Grid' or 'the Company')
Board Appointment

National Grid is pleased to announce the appointment of Anne E. Robinson as a Non-executive Director of the Board with immediate effect. Anne also becomes a member of the Safety and Sustainability Committee on appointment.

Anne is currently Managing Director, General Counsel, Corporate Secretary & Executive Committee member at Vanguard, with responsibility for government relations, legal, compliance and global investment stewardship. Anne brings to the Board expansive and varied legal experience in the financial services and consulting fields as well as experience of working closely with boards and investors (on a broad range of ESG issues). Through her leadership of government relations, she also brings relevant experience of engaging with governments and regulatory bodies on a broad range of policy developments.

Anne spent the early part of her career in private law practice at Milbank, Tweed, Hadley & McCloy. Anne then served in various legal positions of increasing responsibility at Deloitte Consulting LP, American Express and Citi. She received a B.A. degree in political science with honors from Hampton University in 1991 and graduated from the Columbia Law School in 1994.

Paula Rosput Reynolds, Chair of National Grid, said: “I am thrilled to welcome Anne to National Grid as part of our board refreshment process. Her background in governance is singular and we look forward to the wisdom and challenge she will bring to the board room.”

In accordance with the Listing Rules, there are no additional matters that would require disclosure under 9.6.13R of the Listing Rules of the UK Financial Conduct Authority.

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